Exhibit 99.3

Unaudited Pro Forma
Condensed CONSOLIDATED Financial Information

Defined terms included below have the same meaning as terms defined and included elsewhere in this registration statement/prospectus.

Introduction

On August 6, 2021, MultiMetaVerse Inc., a Cayman Islands exempted company (“Legacy MMV”) entered into an agreement and plan of merger (“Merger Agreement”) with Model Performance Acquisition Corp., a British Virgin Islands business company (“MPAC”) providing for a Business Combination between MPAC and Legacy MMV which will be effected in two steps: (i) MPAC will reincorporate to British Virgin Islands by merging with and into Model Performance Mini Corp., a British Virgin Islands business company (“PubCo”, renamed to MultiMetaVerse Holdings Limited, “MMV”), with PubCo remaining as the surviving publicly traded entity (the “Reincorporation Merger”); and (ii) Model Performance Mini Sub Corp., a Cayman Islands exempted company and wholly-owned subsidiary of PubCo (“Merger Sub”), will be merged with and into Legacy MMV resulting in Legacy MMV being a wholly-owned subsidiary of PubCo (the “Acquisition Merger”).

The following unaudited pro forma condensed consolidated financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). We have elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed consolidated financial information.

MPAC was a blank check company that was incorporated in British Virgin Islands on January 8, 2021, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

On April 12, 2021, MPAC consummated its IPO of 5,000,000 MPAC Units at an offering price of $10.00 per unit, with each MPAC Unit consisting of one MPAC Class A Ordinary Share and one-half of one MPAC Warrant and one MPAC Right to receive one-tenth of one MPAC Class A Ordinary Share, resulting in gross proceeds of $50.0 million (before underwriting discounts and commissions and offering expenses).

Prior to the consummation of the IPO, the Sponsor subscribed for 1,437,500 Founder Shares for an aggregate purchase price of $25,001, or approximately $0.017 per share. Simultaneously with the consummation of the IPO, MPAC sold 270,000 Private Placement Units in a private placement transaction at a purchase price of $10.00 per unit to the Sponsor, generating gross proceeds of $2,700,000. As a result of this transaction and after giving effect to the exercise of the underwriters’ over-allotment option discussed below, MPAC sold a total of 292,500 Private Placement Units to the Sponsor, resulting in gross proceeds to MPAC of $2,925,000. Each Private Placement Unit sold in the private placement is identical to the MPAC Units sold in the IPO, except that there will be no redemption rights or liquidating distributions from the Trust Account with respect to the founder shares, private placement shares, private placement warrants or private placement rights.

On April 15, 2021, the underwriters fully exercised the over-allotment option to purchase 750,000 additional MPAC Units.

The following unaudited pro forma condensed consolidated balance sheet as of December 31, 2022 assumes that the Business Combination occurred on December 31, 2022. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2022 present pro forma effect to the Business Combination as if it had been completed on January 1, 2022. The unaudited pro forma condensed consolidated statement of operations for the period from January 8, 2021 (inception) through December 31, 2021 present pro forma effect to the Business Combination as if it had been completed on January 8, 2021.

The unaudited pro forma condensed consolidated financial statements have been presented for illustrative purposes only and do not necessarily reflect what the Post-Combination Company’s financial condition or results of operations would have been had the acquisition occurred on the dates indicated. Further, the pro forma condensed consolidated financial information also may not be useful in predicting the future financial condition and results of operations of the Post-Combination Company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The historical financial information of MPAC was derived from the audited financial statements of MPAC as of and for the year ended December 31, 2022 and the audited financial statements of MPAC as of and for the period from January 8, 2021 (inception) through December 31, 2021, included elsewhere in this registration statement/prospectus. The historical financial information of Legacy MMV was derived from the audited financial statements of Legacy MMV as of and for the year ended December 31, 2021 and 2022 included elsewhere in this registration statement/prospectus. This information should be read together with MPAC and MMV’s audited financial statements and related notes, the sections titled and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this registration statement/prospectus.

Description of the Business Combination

On August 6, 2021, MPAC entered into the Merger Agreement with Legacy MMV. MPAC reincorporated to British Virgin Islands by merging with and into PubCo (the “Reincorporation”). Merger Sub merged with and into Legacy MMV resulting in Legacy MMV being a wholly-owned subsidiary of PubCo. Pursuant to the Merger Agreement, MPAC Class A ordinary shares and MPAC Class B ordinary shares automatically convert, on a one-for-one basis, into MMV Class A ordinary share and Legacy MMV merged with and into Merger Sub with Legacy MMV as the surviving company, and a wholly-owned subsidiary of MMV.

The following table summarizes the number of MMV Class A ordinary share issued and outstanding as of the date of this registration statement/prospectus, discussed further in the sections below, excluding the potential dilutive effect of the exercise or vesting of warrants:

	Number of Shares	%
Shares held by Sponsor	1,759,250	5.3%
MPAC Public Shares (including shares underlying the rights)	782,164	2.4%
Shares issued to the shareholders of MMV at closing	30,000,000	90.8%
PIPE Investment	450,000	1.4%
MPAC Representative shares	57,500	0.2%
Total Ordinary Shares	33,048,914	100.0%

Anticipated Accounting Treatment

The Business Combination was accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, MPAC was treated as the “acquired” company and Legacy MMV was treated as the accounting acquirer for financial statement reporting purposes. Accordingly, the Business Combination was treated as the equivalent of MMV issuing stock for the net assets of MPAC, accompanied by a recapitalization. The net assets of MPAC were stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination were those of Legacy MMV.

Legacy MMV has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

●	Legacy MMV’s existing shareholders have the greatest voting interest in the Post-Combination Company;

●	Legacy MMV’s existing shareholders have the ability to control decisions regarding election and removal of directors and officers of the Post-Combination Company;

●	Legacy MMV’s operations comprise the ongoing operations of the Post-Combination Company;

●	Legacy MMV’s relevant measures, such as assets, revenues, cash flows and earnings, are higher than MPAC’s; and

●	Legacy MMV’s existing senior management become the senior management of the Post-Combination Company.

The following unaudited pro forma condensed consolidated balance sheet as of December 31, 2022 and the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2022 are based on the audited historical financial statements of MPAC and Legacy MMV. The following unaudited pro forma condensed consolidated statement of operations for the period from January 8, 2021 (inception) through December 31, 2021 is based on the audited historical financial statements of MPAC and Legacy MMV. The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed consolidated financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2022

(In thousands)

	(1)	(2)	Transaction
	MPAC	MMV	Accounting		Pro Forma
	(Historical)	(Historical)	Adjustments	Note	Consolidated
ASSETS:
Current assets:
Cash and cash equivalents	$2,223	$625	$2,500	(A)	$5,519
			23,632	(B)
			(2,013)	(C)
			(21,448)	(E)
Accounts receivable, net	-	787	-		787
Amounts due from related parties	-	152	-		152
Inventories, net	-	820	-		820
Prepaid expenses and other current assets	92	3,136	(2,685)	(J)	543
Total current assets	2,315	5,520	(14)		7,821
Property and equipment, net	-	198	-		198
Intangible assets, net	-	105	-		105
Long-term investment	-	460	-		460
Right-of-use assets	-	645	-		645
Marketable securities held in Trust Account	23,632	-	(23,632)	(B)	-
TOTAL ASSETS	$25,947	$6,928	$(23,646)		$9,229

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	$-	$116	-		$116
Accounts payable	2,048	1,093	5,419	(H)	8,560
Amounts due to related parties, current portion	-	484	-		484
Promissory note - MMV	2,685	-	(2,685)	(J)	-
Advances from PIPE investors	2,000	-	(2,000)	(A)	-
Deferred revenue, current portion	-	195	-		195
Operating lease liabilities, current portion	-	556	-		556
Accrued liabilities and other current liabilities	-	1,927	519	(I)	2,446
Total current liabilities	6,733	4,371	1,253		12,357
Amounts due to related parties, non-current portion	-	19,401	-		19,401
Deferred revenue, non-current portion	-	561	-		561
Warrant liability	16	-	-		16
Deferred underwriting fee	2,013	-	(2,013)	(C)	-
TOTAL LIABILITIES	8,762	24,333	(760)		32,335

COMMITMENTS AND CONTINGENCIES
Class A ordinary shares subject to possible redemption	23,632	-	(23,632)	(E)	-

Shareholders’ equity (deficit):
Class A ordinary shares	2,925	14	4,500	(A)	83,648
			(14,791)	(D)
			2,184	(E)
			74,239	(F)
			15,096	(G)
			(519)	(I)
Class B ordinary shares	25	-	(25)	(D)	-
Subscription receivable	-	-	-	(F)	-
Additional paid-in capital	-	74,239	(74,239)	(F)	-
Retained earnings (accumulated deficit)	(9,397)	(86,488)	14,816	(D)	(101,584)
			(15,096)	(G)
			(5,419)	(H)
Accumulated other comprehensive loss	-	(3,365)	-		(3,365)
Total shareholders’ equity (deficit)	(6,447)	(15,600)	746		(21,301)
Noncontrolling Interest	-	(1,805)	-		(1,805)
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	$25,947	$6,928	$(23,646)		$9,229

(1)	Derived from the balance sheet of MPAC as of December 31, 2022. See MPAC’s financial statements and the related notes appearing elsewhere in this registration statement.

(2)	Derived from the consolidated balance sheet of Legacy MMV as of December 31, 2022. See Legacy MMV’s financial statements and the related notes appearing elsewhere in this registration statement.

Adjustments to Unaudited Pro Forma Condensed Consolidated Balance Sheet

(A)	To record proceeds from the PIPE Investment with the corresponding 450,000 MMV Class A ordinary shares with a no par value at a price of $10.00 per share.

(B)	Represents the transfer of marketable securities held in the MPAC Trust to cash.

(C)	Reflects the settlement of approximately $2.0 million deferred underwriting fee that become due and payable upon consummation of the Business Combination.

(D)	Reflects the elimination of MPAC’s historical accumulated deficit and reflects the automatically conversion of MPAC Class B ordinary shares into MMV Class A ordinary shares at the consummation of the Business Combination.

(E)	Reflects the reclassification of 207,139 Class A ordinary share not redeemed at the Closing of the Business Combination to permanent equity at no par value.

(F)	Reflects the elimination of MMV’s historical additional paid-in capital into MMV Class A ordinary at the consummation of the merger.

(G)	Reflects the unrecognized compensation expenses of $15,095,968 as the vesting condition are satisfied at the time of the consummation of the merger.

(H)	Reflects the accrual of approximately $5.4 million of MPAC’s transaction costs related to the Closing of the Business Combination, primarily finder’s fee amounted to $4.5 million, based on MMV’s equity valuation of $300,000,000, as an adjustment to retained earnings.

(I)	Reflects the accrual of approximately $0.5 million of Legacy MMV’s transaction costs related to the Closing of the Business Combination.

(J)	Reflects the elimination of the promissory note from Legacy MMV at the consummation of the Business Combination.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2022

(In thousand, except share and per share data)

	(1)	(2)	Transaction
	MPAC	MMV	Accounting		Pro Forma
	(Historical)	(Historical)	Adjustments	Note	Consolidated
Revenue	$-	$12,225	$-		$12,225
Operating cost and expenses:
Cost of sales	-	(6,351)	-		(6,351)
Selling expenses	-	(1,193)			(1,193)
General and administrative expenses	(2,812)	(9,697)	(1,437)	(AA)	(33,542)
			(4,500)	(BB)
			(15,096)	(CC)
Research and development expenses	-	(7,410)	-		(7,410)
Total operating cost and expenses	(2,812)	(24,651)	(21,033)		(48,496)
Loss from operations	(2,812)	(12,426)	(21,033)		(36,271)
Other income (expense)
Interest income	523	2	(523)	(DD)	2
Interest expense, net	-	(587)	-		(587)
Other income and expenses	36	222	-		258
Total other income (expense)	559	(363)	(523)		(327)
Loss before income taxes	(2,253)	(12,789)	(21,556)		(36,598)
Income tax expense	-	-	-		-
Net loss	(2,253)	(12,789)	(21,556)		(36,598)
Less: Net loss attributable to non-controlling interest	-	(275)	-		(275)
Net loss attributable to common shareholders	$(2,253)	$(12,514)	$(21,556)		$(36,323)

Basic and diluted weighted average shares outstanding, Class A ordinary shares subject to possible redemption	4,836,700
Basic and diluted net loss per Class A ordinary shares subject to possible redemption	$(0.34)
Basic and diluted weighted average shares outstanding, Class B ordinary shares and Class A ordinary shares not subject to possible redemption	1,787,500
Basic and diluted net loss per share, Class B ordinary shares and Class A ordinary shares not subject to possible redemption	$(0.34)
Basic and diluted weighted average of ordinary shares outstanding		139,829,193
Basic and diluted loss per share		$(0.09)
Basic and diluted pro forma weighted average shares outstanding					33,048,914
Basic and diluted pro forma net loss per share					$(1.10)

(1)	Derived from the statement of operations of MPAC for the year ended December 31, 2022. See MPAC’s financial statements and the related notes appearing elsewhere in this registration statement.

(2)	Derived from the statement of operations and comprehensive loss of MMV for the year ended December 31, 2022. See Legacy MMV’s financial statements and the related notes appearing elsewhere in this registration statement.

	MPAC (Historical)	MMV (Historical)	Pro Forma Consolidated
Weighted average shares outstanding – Ordinary Shares	6,624,200	139,829,193	33,048,914
Net loss per share – basic and diluted	$(0.34)	$(0.09)	$(1.10)

Adjustments to Unaudited Pro Forma Condensed Consolidated Statements of Operations

(AA)	Reflects the approximately $1.4 million of transaction costs to be incurred by MPAC and Legacy MMV subsequent to December 31, 2022 in relation to the Closing of the Business Combination;

(BB)	Reflects 1.5% finder’s fee based on the Legacy MMV’s equity valuation of $300,000,000 to be incurred at the consummation of the merger. This adjustment is considered to be a one-time charge and is not expected to recur;

(CC)	Reflects the unrecognized compensation expenses of $15,095,968 as the vesting condition are satisfied at the time of the consummation of the merger. This vesting adjustment is considered to be a one-time charge and is not expected to recur; and

(DD)	Reflects an adjustment to eliminate interest income earned from marketable securities held in trust account as of the beginning of the period.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2021

(In thousand, except share and per share data)

	(1) MPAC (Historical)	(2) MMV (Historical)	Transaction Accounting Adjustments	Note	Pro Forma Consolidated

Revenue	$-	$10,482	$-		$10,482
Operating cost and expenses:
Cost of sales	-	(6,398)	-		(6,398)
Impairment loss	-	(30)	-		(30)
Selling expenses	-	(1,298)			(1,298)
General and administrative expenses	(961)	(29,955)	(4,249)	(AA)	(59,290)
			(4,500)	(BB)
			(19,625)	(CC)
Research and development expenses	-	(5,705)	-		(5,705)
Total operating cost and expenses	(961)	(43,386)	(28,374)		(72,721)
Loss from operations	(961)	(32,904)	(28,374)		(62,239)
Other income (expense)
Interest income	4	2	(4)	(DD)	2
Interest expense, net	-	(95)	-		(95)
Other income and expenses	85	306	-		391
Total other income (expense)	89	213	(4)		298
Loss before income taxes	(872)	(32,691)	(28,378)		(61,941)
Income tax expense	-	-	-		-
Net loss	(872)	(32,691)	(28,378)		(61,941)
Less: Net loss attributable to non-controlling interest	-	(698)	-		(698)
Net loss attributable to common shareholders	$(872)	$(31,993)	$(28,378)		$(61,243)

Basic and diluted weighted average Class A ordinary shares	4,487,283
Basic and diluted net loss per Class A ordinary shares	$(0.15)
Basic and diluted weighted average Class B ordinary shares	1,417,367
Basic and diluted net loss per Class B ordinary shares	$(0.15)

Basic and diluted weighted average of ordinary shares outstanding		139,829,193
Basic earnings per share per nonredeemable ordinary share		$(0.23)

Basic and diluted pro forma weighted average shares outstanding					33,048,914
Basic and diluted pro form net loss per share					$(1.85)

(1)	Derived from the statement of operations of MPAC for the period from January 8, 2021 (inception) through December 31, 2021. See MPAC’s financial statements and the related notes appearing elsewhere in this registration statement.

(2)	Derived from the statement of operations of MMV for the year ended December 31, 2021. See Legacy MMV’s financial statements and the related notes appearing elsewhere in this registration statement.

	MPAC (Historical)	MMV (Historical)	Assuming No Redemptions
Weighted average shares outstanding – Ordinary Shares	5,904,650	139,829,193	33,048,914
Net loss per share – basic and diluted	$(0.15)	$(0.23)	$(1.85)

Adjustments to Unaudited Pro Forma Condensed Consolidated Statements of Operations

(AA)	Reflects the approximately $4.2 million of transaction costs to be incurred subsequent to December 31, 2021;

(BB)	Reflects 1.5% finder’s fee based on the Legacy MMV’s equity valuation of $300,000,000 to be incurred at the consummation of the merger. This adjustment is considered to be a one-time charge and is not expected to recur;

(CC)	Reflects the unrecognized compensation expenses of $19,624,756 as the vesting condition are satisfied at the time of the consummation of the merger. This vesting adjustment is considered to be a one-time charge and is not expected to recur; and

(DD)	Reflects an adjustment to eliminate interest income earned from marketable securities held in trust account as of the beginning of the period.

NOTES TO UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL INFORMATION

1.	Basis of Presentation

The Business Combination was accounted for as a reverse recapitalization in accordance with GAAP as Legacy MMV has been determined to be the accounting acquirer, primarily due to the fact that Legacy MMV Shareholders continue to control the Post-Combination Company. Under this method of accounting, although MPAC acquired all of the outstanding equity interests of Legacy MMV in the Business Combination, MPAC was treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination was treated as the equivalent of Legacy MMV issuing stock for the net assets of MPAC, accompanied by a recapitalization. The net assets of MPAC were stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination were those of Legacy MMV.

The unaudited pro forma condensed consolidated balance sheet as of December 31, 2022 assumes that the Business Combination and the PIPE Offerings occurred on December 31, 2022. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2022 presents pro forma effect to the Business Combination and PIPE financing as if it had been completed on January 1, 2022. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2021 presents pro forma effect to the Business Combination and PIPE financing as if it had been completed on January 8, 2021.

The unaudited pro forma condensed consolidated balance sheet as of December 31, 2022 and the unaudited pro forma statement of operations for the year ended December 31, 2022 have been prepared using the audited financial statements for the year ended December 31, 2022 of MPAC and Legacy MMV. They should be read in in conjunction with the audited financial statements for the year ended December 31, 2022 of MPAC and Legacy and their related notes, included elsewhere in this registration statement/prospectus. The unaudited pro forma statement of operations for the year ended December 31, 2021 has been prepared using, and should be read in conjunction with the audited results of operations for the year ended December 31, 2021 and the related notes, included elsewhere in this registration statement/prospectus.

The unaudited pro forma condensed consolidated financial information has been prepared based on the actual redemption of MPAC Class A ordinary shares at the closing of the Business Combination.

The unaudited pro forma condensed consolidated financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the Business Combination.

The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that MMV believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. MMV believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed consolidated financial information.

The unaudited pro forma condensed consolidated financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the Post-Combination Company. They should be read in conjunction with the historical financial statements and notes thereto of MMV.

2.	Accounting Policies

Upon consummation of the Business Combination, MMV’s performed a comprehensive review of the two entities’ accounting policies. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed consolidated financial information. As a result, the unaudited pro forma condensed consolidated financial information does not assume any differences in accounting policies.

3.	Adjustments to Unaudited Pro Forma Condensed Consolidated Financial Information

The unaudited pro forma condensed consolidated financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only. The historical financial statements have been adjusted in the unaudited pro forma condensed consolidated financial information to give pro forma effect to events that are expected to have a continuing impact on the results of the Post-Combination Company.

The unaudited pro forma condensed consolidated financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” to depict the accounting for the transaction (“Transaction Accounting Adjustments”).

The unaudited historical financial statements have been adjusted in the unaudited pro forma condensed consolidated financial information to give pro forma effect to transaction accounting adjustments that reflect the accounting for the transaction under GAAP.

The pro forma consolidated provision for income taxes does not necessarily reflect the amounts that would have resulted had the Post-Combination Company filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2022 are based upon the number of the Post-Combination Company’s shares outstanding, assuming the Business Combination occurred on January 1, 2022.